Comsero, Inc.



ANNUAL REPORT

550 Thornton Pkwy.

THORNTON, CO 80229

0

mcsquares.com

This Annual Report is dated April 30, 2021.

BUSINESS

Comsero, Inc., is a business focused on the art of whiteboarding. Comsero, Inc., (dba "mcSquares"), creates a line of whiteboard products that make whiteboarding better. We create the frameworks that make whiteboarding effective, and we lead the community of whiteboarders around the globe.

Our mission is to infuse the art of whiteboarding into every creative, collaborative, and learning environment. Our whiteboarding tools help people think, inspire team creativity, foster learning, and cultivate organizational collaboration.

Our vision is to create meaningful human connections in a time of increasing separation caused by technology. We are building an ecosystem of collaboration tools that empower communication, discovery, and innovation. We have multiple product lines around whiteboard solutions for the workplace, homework, and general task oriented lifestyle.

Previous Offerings

Between 2019 and 2020, we sold 370,253 shares of common stock in exchange for $1.00 per share and 612,247 shares of common stock for $1.19 per share under Regulation Crowdfunding.

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $565,061.66

Number of Securities Sold: 856,784

Use of proceeds: Transition to self-manufacturing, operations

Date: September 01, 2017

Offering exemption relied upon: 506(b)

Name: Series 2018 Preferred Stock

Type of security sold: Equity

Final amount sold: $594,999.34

Number of Securities Sold: 902,177

Use of proceeds: Continuation of manufacturing build-out, operations, product development, IP filings

Date: September 01, 2018

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $266,003.00

Use of proceeds: Still in cash, will be leveraged for operations and marketing

Date: April 29, 2020

Offering exemption relied upon: Regulation CF

Name: Series 2019 Preferred Stock

Type of security sold: Equity

Final amount sold: $732,899.78

Number of Securities Sold: 1,111,271

Use of proceeds: Increased manufacturing capacity, marketing expansion, operations

Date: December 16, 2019

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $370,273.00

Use of proceeds: Cash reserves for the company.

Date: April 29, 2020

Offering exemption relied upon: Regulation CF

Type of security sold: Common Stock

Final amount sold: $676,598

Use of proceeds: Marketing and growth

Date: July 22, 2020

Offering exemption relied upon: RegCF

Type of security sold: Series 2020 Preferred Stock

Final amount sold: $50,000.00

Use of proceeds: Marketing

Date: July 22, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2019 was $2,573,574.24, compared to fiscal year 2019 revenue of $615,110.88. Comsero began as a product design company. We designed our products and intellectual property, outsourced the manufacturing, then sold the product under our own brand name. In late 2017, we decided to bring manufacturing in-house. In 2018 we retooled the company to be a vertically integrated enterprise, and the transition was costly. The transition carried through the first half of 2019. Through the second half of 2019 and through 2020 the company has been focused on growth. These efforts have caused revenue to grow 400% over 2019, but have also come at a high cost.

Cost of Sales

The sharp uptick in Cost of Sales from 2019 is the primary reason cash flow break-even has eluded Comsero Inc. The company invested heavily into improving the brand and its own website. These are true investments in the future of the company as it continues to transition away from a B2B, education-focused, model to that of a vertically integrated B2C company.

Gross Profit/Margins

2020 gross profit increased by $1,432,840 over 2019. We are currently running about $200,000 in monthly revenue, our gross margins range from 70% to 90% - selling primarily through high-end dealers, on our own website, and through Amazon. This improved performance was caused by our business development stage where we have a fully operating manufacturing facility ready to scale, and a marketing and sales engine to take advantage of our growth.

Expenses

The Company's expenses consist of, among other things, general and administrative expenses, research and development, and sales and marketing. Expenses in 2020 increased $2,145434 from 2019 to be $3,384,048. This related to the company's focus on growth and its transition to a new manufacturing space.

Historical results and cash flows:

We have spent the last two years creating a manufacturing facility that can scale to what we believe our consumer demand is. That infrastructure was expensive and resource-intensive.

We are now ready for growth at scale. Our previous negative cash-flows are due to infrastructure build-out and market testing. We anticipate positive cash-flows this year coming from our hyper-focus on increasing sales. Therefore, historical results and cash flows are not fully representative of what investors should expect in the future as we begin this new phase of our business.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $436,036.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Grand Avenue Investments

Amount Owed: $176,682.00

Interest Rate: 12.0%

Maturity Date: March 01, 2022

September 2019, the Company issued warrants to purchase a total of 96,970 shares of preferred stock – series seed at $0.7359 price per share in connection with entering into a promissory note agreement. These warrants expire approximately 10 years after the issuance date and are fully vested upon issuance. The grant date fair value of the warrants was $34,552. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: exercise price $0.7359, volatility 85%, 10 year life, 8% dividend yield, and a risk free interest rate of 1.5%. As of December 31, 2019, and 2018, none of the warrants outstanding have been exercised.

Creditor: Anthem Capital / EVPI Investments I LP

Amount Owed: $13,155.00

Interest Rate: 12.0%

Maturity Date: November 01, 2020

In October, 2017, the Company entered into a Note Purchase Agreement, or the Note Agreement or the Notes to loan the Company $100,000. The $100,000 promissory note has a 30-month term and carries a fixed interest rate 12% per annum with monthly principal and interest payments of $3,338 due from November 2017 through maturity of November 2020. During the year ended December 31, 2019 and 2018, the Company recorded annual interest expense of $40,683 and $38,944, respectively, to accrue for interest due on the notes.

Creditor: CIT

Amount Owed: $71,412.00

Interest Rate: 8.512%

Maturity Date: June 01, 2025

On June 5, 2020, the company entered a financing agreement with CIT Bank for an equipment in the amount of $71,412, including an interest rate of 1.98%. The loan matures on June 1, 2025 after 60 monthly payments of $1,465.56.

Creditor: Highland Capital

Amount Owed: $217,575.00

Interest Rate: 4.3%

Maturity Date: June 01, 2025

On May 7, 2020, the Company entered an equipment finance agreement with Highland Capital Corporation in the amount of $217,575. The loan carries an interest rate of 16% per year and matures on June 1, 2025 after one advance payment in the amount of $21,757.5 and to monthly payments in amount of $3,629.

Creditor: Grand Avenue Investments

Amount Owed: $120,064.00

Interest Rate: 12.0%

Maturity Date: June 01, 2022

During 2019, the Company issued warrants to purchase a total of 58,182 shares of preferred stock – series seed at $0.7359 price per share in connection with entering into a promissory note agreement. These warrants expire approximately 10 years after the issuance date and are fully vested upon issuance. The grant date fair value of the warrants was $34,552. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: exercise price $0.7359, volatility 85%, 10 year life, 8% dividend yield, and a risk free interest rate of 1.5%. As of December 31, 2019, and 2018, none of the warrants outstanding have been exercised.

Creditor: Flat Irons Bank

Amount Owed: $70,100.00

Interest Rate: 1.0%

Maturity Date: April 22, 2022

On April 12, 2020, the Company received a Paycheck Protection Program(PPP) loan from Flatirons Bank in the amount of $70,100. The loan carries an interest rate of 1% and matures 2 years from the loan date on April 13, 2022. Payments will be required beginning October 13, 2020. This loan may be forgiven subject to compliance and approval based on the timing and use of these funds in accordance with the program.

Creditor: Small Business Administration

Amount Owed: $340,000.00

Interest Rate: 3.75%

On April 20, 2020 the Company entered into a loan agreement with the Small Business Administration in the amount of $340,000. The loan has an interest rate of 3.75% per annum and the installment payment, including principal and interest, of $1,657 per month, and it will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note if the company decides to keep the loan. The company will use all the proceeds of this Loan solely as working capital.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Anthony Franco

Anthony Franco's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Director

Dates of Service: January 01, 2013 - Present

Responsibilities: Product Development, Executive Management, and general operations of the business. Anthony's compensation is currently $84,000 per year with no additional equity compensation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Anthony Franco

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 64.98

Title of class: Series Seed Preferred Stock

Stockholder Name: Anthony Franco

Amount and nature of Beneficial ownership: 341,160

Percent of class: 64.98

Title of class: Series 2018 Preferred Stock

Stockholder Name: Anthony Franco

Amount and nature of Beneficial ownership: 591,344

Percent of class: 64.98

Title of class: Series 2019 Preferred Stock

Stockholder Name: Anthony Franco

Amount and nature of Beneficial ownership: 516,895

Percent of class: 64.98

RELATED PARTY TRANSACTIONS

Name of Entity: O'Leary Productions USA, LLC

Relationship to Company: O'Leary Productions USA, LLC is a shareholder of Comsero, Inc.

Nature / amount of interest in the transaction: O'Leary Productions USA LLC is a shareholder of Comsero, Inc.

Material Terms: O'Leary Productions USA LLC is a shareholder of Comsero, Inc. and Kevin O'Leary is also a paid strategic advisor for StartEngine, which owns the funding portal hosting this Offering. In his role as Strategic Advisor for StartEngine, Mr. O'Leary is paid $400,000 per year for three years. Mr. O'Leary has also received compensation in the form of 322,506 options of StartEngine Crowdfunding, Inc. securities at a $7.50 strike price. Mr. O'Leary is a minority investor in Comsero, Inc.

OUR SECURITIES

Our authorized capital stock consists of 655,700 shares of common stock, par value $0.0001 per share. As of December 31, 2020, 9,996,436- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Title of class: Series Seed Preferred Stock

Title of class: Series 2018 Preferred Stock

Title of class: Series 2019 Preferred Stock

Title of class: Series 2020 Preferred Stock

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to 1,070,00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe a valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on COMSERO, INC. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on COMSERO, INC. could harm our reputation and materially negatively impact our financial condition and business.

Any promise or mention of media exposure is beyond the company's control

The company may have upcoming or promised media exposure that will materially impact the company value. Any pending media coverage and its impact on the company value is Risks include but are not limited to: media cancelation, rescheduling causing stagnant inventory, interruption by breaking news, poor or negative positioning of the founder, editing that misrepresents the company in an unintentional manner.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

Comsero, Inc.

By /s/ /Anthony Franco/

Name: /Anthony Franco/

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

COMSERO, INC DBA MCSQUARES

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Comsero Inc dba mcSquares
Denver, Colorado

Opinion

We have audited the financial statements of Comsero, Inc., dba mcSquares, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Comsero, Inc., dba mcSquares., as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Comsero, Inc., dba mcSquares and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Comsero, Inc., dba mcSquares's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Comsero, Inc., dba mcSquares's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Comsero, Inc., dba mcSquares's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 6, 2021

Los Angeles, California

COMSERO, INC.
BALANCE SHEETS

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	523,751	$	123,227
Accounts receivable—net		27,239		17,333
Inventories		243,610		75,140
Prepaid expenses and other current assets		131,442		252,528
Total current assets		**926,043**		**468,228**
Property and equipment, net		462,784		127,349
Intangible assets, net		93,483		93,361
Deposits		12,500		-
Total assets		**1,494,810**		**688,938**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable		31,238		24,384
Credit card		76,953		17,238
Other current liabilities		1,644		3,537
Short term capital lease		103,741		10,485
Short term note payable		186,629		195,085
Total current liabilities		**400,205**		**250,730**
Note payable		463,806		231,126
Note payable, related party		225,000		-
Capital lease		280,267		121,022
Total liabilities		**1,369,278**		**602,878**
STOCKHOLDERS' EQUITY				
Common stock		649		557
Preferred stock		1,942,961		1,892,961
Additional paid-in capital		2,124,297		726,569
Retained earnings/(Accumulated Deficit)		(3,942,375)		(2,534,028)
Total stockholders' equity		**125,533**		**86,059**
Total liabilities and stockholders' equity	$	**1,494,810**	$	**688,937**

See accompanying notes to financial statements.

COMSERO, INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars, except per share data)				
Net revenue	$	2,577,037	$	610,697
Cost of goods sold		637,684		129,499
Gross profit		1,939,354		481,198
Operating expenses				
General and administrative		1,259,959		799,730
Research and development		51,171		500
Sales and marketing		1,993,042		373,024
Total operating expenses		3,304,173		1,173,253
Operating income/(loss)		(1,364,819)		(692,055)
Interest expense		74,746		40,683
Other income		(31,218)		
Income/(Loss) before provision for income taxes		(1,408,347)		(732,738)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(1,408,347)	$	(732,738)

See accompanying notes to financial statements.

COMSERO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2020 and 2019

(USD $ in Dollars, except per share data)

(in thousands, $US)	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2018	**5,573,200**	**$ 557**	**1,758,962**	**$ 1,160,061**	**$ 627,017**	**$ (1,801,290)**	**$ (13,655)**
Net income/(loss)	-	-	-	-	-	(732,738)	(732,738)
Share based compensation					64,999		64,999
Warrant compensation	-	-	-	-	34,552	-	34,552
Issuance of preferred shares	-	-	1,111,271	732,900	-	-	732,900
Balance—December 31, 2019	**5,573,200**	**$ 557**	**2,870,233**	**$ 1,892,961**	**$ 726,569**	**$ (2,534,028)**	**$ 86,059**
Net income/(loss)	-	-	-	-	-	(1,408,347)	(1,408,347)
Issuance of common shares	916,619	92	-	-	974,245	-	974,336
Share based compensation	-	-	-	-	423,484	-	423,484
Issuance of preferred shares	-	-	1,226,203	50,000	-	-	50,000
Balance—December 31, 2020	**6,489,819**	**$ 649**	**4,096,436**	**$ 1,942,961**	**$ 2,124,297**	**$ (3,942,373)**	**$ 125,533**

See accompanying notes to financial statements.

COMSERO, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars, except per share data)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,408,347)	$ (732,738)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	92,514	40,007
Share based Compensation	423,484	64,999
Warrant based compensation	-	34,552
Debt discount and issuance amortization	947	2,727
Changes in operating assets and liabilities:		
Accounts receivable	(9,907)	13,380
Inventory	(168,470)	(31,665)
Prepaid expenses and other current assets	121,086	(252,528)
Accounts payable and accrued expenses	6,854	11,764
Credit cards	59,715	(39,841)
Other current liabilities	(1,893)	1,928
Net cash provided/(used) by operating activities	**(884,017)**	**(887,414)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(427,571)	(32,349)
Purchases of intangible assets	(500)	(795)
Deposits	(12,500)	-
Net cash provided/(used) in investing activities	**(440,571)**	**(33,144)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes	635,100	400,000
Repayment of Notes	(186,824)	(90,054)
Borrowings on Capital Lease	351,955	32,349
Repayments of Capital Lease	(99,455)	(36,857)
Issuance of Common Shares	974,336	-
Issuance of Preferred Shares	50,000	732,900
Net cash provided/(used) by financing activities	**1,725,113**	**1,038,338**
Cash—beginning of year	123,227	5,446
Cash—end of year	**$ 523,751**	**$ 123,227**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 65,066	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

COMSERO, INC.

1.   NATURE OF OPERATIONS

Comsero, Inc., dba mcSquares was previously formed as Comsero, LLC on February 4, 2013 in the state of Colorado. The company converted to a C Corporation, Comsero, Inc on January 25, 2016 in the state of Colorado. The financial statements of mcSquares (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Denver, Colorado.

Comsero, Inc. builds unique products that inspire creativity and cultivate collaboration. We make products that make Whiteboarding better, we create the frameworks that make Whiteboarding effective, and we lead the community of Whiteboarders around the globe.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the

COMSERO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Intangible Assets

The company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Comsero, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

The Company recognizes revenue from product sales when the goods have been shipped to the customer and the Company has satisfied its performance obligation.

Operating Leases

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from 3 to 5 years.

Capital Leases

Capital leases relate to equipment and is recorded at fair value of the lease payments on the initial contract date. The asset is amortized over the term of the lease, which is generally 5 years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 6, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2020	2019
Raw Materials	$ 66,310	$ -
Work in Process	56,304	-
Finished Goods	120,995	75,140
Total Inventories	**$ 243,610**	**$ 75,140**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Computers and printers	$ 61,808	$ 29,823
Machinery and equipment	512,283	178,607
Leasehold improvements	61,910	-
Property and Equipment, at Cost	636,001	208,430
Accumulated depreciation	(173,217)	(81,081)
Property and Equipment, Net	**$ 462,784**	**$ 127,349**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was $92,136 and $40,007, respectively.

The Company entered into various capital leases relating to equipment and recorded the fair value of the lease payments on the initial contract date, and is amortizing the assets over the term of the lease.

5.   INTANGIBLE ASSETS

In 2019, the Company acquired $795 in Patents. There is no significant residual value and the average amortization period is 10 years.

In 2018, the Company acquired $21,810 in Patents. There is no significant residual value and the average amortization period is 10 years.

In 2018, the Company acquired $344 in Trademarks. There is no significant residual value and the trademarks are indefinite-lived.

The components of the Company's other intangible assets consist of the following definite-lived and indefinite-lived assets:

	December 31, 2020		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 87,437	$ (1,102)	$ 86,335
Trademarks	7,148	-	7,148
Total	$ 94,585	$ (1,102)	$ 93,483

	December 31, 2019		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 86,937	$ (724)	$ 86,213
Trademarks	7,148	-	7,148
Total	$ 94,085	$ (724)	$ 93,361

Amortization expense for the year ended December 31, 2020 and 2019 was immaterial. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ 378
2022	378
2023	378
2024	378
Thereafter	566
Total	**$ 2,078**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2020 consisted of 12,250,000 shares designated as $0.0001 par value common stock. Of the 12,250,000 common shares authorized, 6,489,819 shares were issued and outstanding.

In 2020, the Company issued $370,753 in Crowd SAFEs pursuant to a Regulation CF offering. Upon the Company's subsequent common stock offering (see below), these SAFEs were converted into 311,557 shares of common stock at a price of $1.19 per share.

In 2020, the Company issued 605,062 shares of common stock pursuant to a Regulation CF offering at a price of $1.19 per share. As of December 31, 2020, the Company has approximately $110,000 in escrow and included in prepaid expenses and other current assets in the balance sheet, which will be received in 2021.

Preferred Stock

Series Seed
At December 31, 2020, the Company had 900,000 shares authorized and 865,785 shares issued and outstanding.

Series 2018
At December 31, 2020, the Company had 1,900,000 shares authorized and 902,177 shares issued and outstanding.

Series 2019
In 2019, the Company issued 1,111,271 shares in return for $732,900 in proceeds. At December 31, 2020, the Company had 1,200,000 shares authorized and 1,111,271 shares issued and outstanding.

Series 2020
In 2020, the Company issued 1,226,203 shares in return for $50,000 in proceeds. At December 31, 2020, the Company had 1,250,000 shares authorized and 1,226,203 shares issued and outstanding.

Dividend rights - Holders of the Preferred Stock, in preference to the holders of the Company's Common Stock, are entitled to receive, when and if declared by the Board of Directors, cash dividends at a rate of 8% per annum of the applicable original issue price, as adjusted, as defined in the Articles. The dividends are payable only when declared by the Board of Directors, and are non-cumulative.

Liquidation preference - Upon a liquidation event, as defined in the Articles, before any distribution or payment is made to the holders of the Company's Common Stock, the holders of the Company's Preferred Stock are entitled to an amount equal to the original issue price, plus all declared and unpaid dividends. Upon payment of the full liquidation preference, the remaining assets will be distributed to the holders of Common and Preferred Shares, on an as converted to Common Stock, basis.

Conversion rights - The Preferred Stock shares are convertible, at the option of the holder, into shares of the Company's Common Stock, based on the conversion rate, as defined in the Articles, and are subject to automatic conversion at the then applicable conversion rate, upon a qualified public offering resulting in proceeds of not less than $10,000,000 or on a date specified by written consent or agreement of the holders of at least a majority of the voting power of the then outstanding shares of Preferred Stock. The number of shares of Common Stock into which the Preferred Stock is convertible is based on dividing the original issue price of the Preferred Stock, by the applicable conversion rate, which is defined as the original issue price, subject to adjustment, as defined in the Articles. The conversion rate is subject to broad based anti-dilution clauses and down round protection.

Voting rights - The holders of the Company's Preferred Stock shall have one vote per share held, on an as converted to Common Stock basis.

Preferred Stock Warrants

During 2019, the Company issued warrants to purchase a total of 155,152 shares of preferred stock – series seed at $0.7359 price per share in connection with entering into a promissory note agreement. These warrants expire approximately 10 years after the issuance date and are fully vested upon issuance. The grant date fair value of the warrants was $34,552. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: exercise price $0.7359, volatility 85%, 10 year life, 8% dividend yield, and a risk free interest rate of 1.5%.

As of December 31, 2020 and 2019, none of the warrants outstanding have been exercised.

7.   DEBT

Convertible Promissory Notes

In January 2018, the Company entered into a Note and Warrant Purchase Agreement, or the Note Agreement or the Notes, with EVPI Investments I LP, to borrow up to $100,000. The Notes issued pursuant to the agreement bore interest at a simple rate of 12% per annum with the interest payments payable monthly starting January 1, 2018 and a note maturity date of January 1, 2020.

In August 2019, the Company entered into a Note Purchase Agreement, or the Note Agreement or the Notes to loan the Company $250,000, and an additional $150,000. The initial $250,000 promissory note has a 30-month term and carries a fixed interest rate 12% per annum with monthly principal and interest payments of $9,694 due from October

COMSERO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

2019 through maturity of March 2022. The second $150,000 promissory note has a 30-month term and carries a fixed interest rate 12% per annum.

During the year ended December 31, 2020 and 2019, the Company recorded annual interest expense of $35,995 and $40,683, respectively, to accrue for interest due on the notes.

The Company recorded the Notes on the balance sheets as follows:

As of December 31,	2020	2019
Principal	$ 232,063	$ 427,159
Net unamortized debt discount	-	(947)
Net Carrying Value	$ 232,063	$ 426,211

The following table outlines future schedule of principal payments:

Period	
2021	169,245
2022	62,818
Total	$ 232,063

Related Party Note

In December 2020, the Company's CEO entered into a loan agreement with the Company for $225,000. The loan matures on January 1, 2022 and incurs interest at 6% per annum.

PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $70,100 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in 2021 based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

SBA EIDL

On April 20, 2020 the Company entered into a loan agreement with the Small Business Administration in the amount of $340,000 pursuant to the Economic Injury Disaster Loan (EIDL) assistance program. The loan has an interest rate of 3.75% per annum and the installment payment, including principal and interest, of $1,657 per month, will begin twelve months from the date of the note. The balance of principal and interest will be payable thirty years from the date of the note if the Company decides to keep the loan.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and 2019 consists of the following:

As of Year Ended December 31,	2020		2019	
Net Operating Loss	$	(170,955)	$	(15,226)
Valuation Allowance		170,955		15,226
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, are as follows:

As of Year Ended December 31,	2020		2019	
Net Operating Loss	$	(893,475)	$	(532,516)
Valuation Allowance		893,475		532,516
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had federal net operating loss ("NOL") carryforwards of approximately $732,018. The Company had state NOL carryforwards of approximately $161,404. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Colorado jurisdictions for each year in which a tax return was filed.

9. SHARE-BASED COMPENSATION

During 2016, the Company authorized the 2016 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 1,250,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020, 389,500 shares are still available to be issued under the Plan.

Stock Options

In 2019, the Company granted 479,954 stock options under the Plan to various employees with a total grant date fair value of approximately $289,917. The granted options had an exercise price of $0.20, expire in approximately ten years, and ranged from immediate vesting, to vesting over a four-year period.

In 2020, the Company granted 515,046 stock options under the Plan to various employees with a total grant date fair value of approximately $309,544. The granted options had an exercise price of $0.20, expire in approximately ten years, and ranged from immediate vesting, to vesting over a four-year period.

The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2020	2019
Expected life (years)	10.00	10.00
Risk-free interest rate	0.62%	2.69%
Expected volatility	85%	85%
Annual dividend yield	0%	0%

Expected volatility - There is currently no active external or internal market for the Company's shares of Common Stock. The Company uses the volatility of a publicly traded peer group to estimate the volatility assumption used in the Black-Scholes option pricing model. The volatility is estimated for a period consistent with the expected term of the options.

Expected Dividend Yield - The Company has assumed a 0% dividend yield because management does not anticipate the Company will pay regular dividends.

Expected stock option term - The expected term for employee stock options represents the period that the stock options are expected to be outstanding. As the Company does not have sufficient history to estimate the expected life based upon past experience, giving consideration to contractual terms and vesting provisions of the stock-based awards, the expected term was determined utilizing the shortcut method in Staff Accounting Bulletin Topic 107 which is basically the average of the vesting term and the contractual life for the stock option granted. The Company's expected term for non-employee options represents the contractual life of the award.

Risk-free interest rate - The Company based the risk-free interest rate used on the implied yield currently available on U.S. Treasury zero-coupon issued with a remaining term equivalent to the expected term of the stock options.

Forfeiture rate - The Company records forfeitures in the period incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term (in years)
Outstanding at December 31, 2018	1,034,500	$ 0.17	8.81
Granted	479,954	$ 0.20	
Exercised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2019	1,514,454	$ 0.18	7.12
Granted	515,046	$ 0.20	
Exercised	-		
Expired/Cancelled	(584,500)	$ 0.14	
Outstanding at December 31, 2020	1,445,000	$ 0.20	7.88
Exercisable Options at December 31, 2020	1,445,000		

Stock option expense for the years ended December 31, 2020 and 2019 was $423,484 and $64,999, respectively. Unrecognized stock option expense was $230,659 at December 31, 2020.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases vehicles and equipment under operating lease arrangements expiring in 2021.

In June 2020 the Company signed a seven-year lease agreement for office and warehouse space in Denver, Colorado. The agreement expires in September 2027. Monthly base rent for the first three years of the lease is $12,500 per month, and $25,000 per month for the remaining term. Upon executing the lease, the Company paid a security deposit of $12,500.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 150,644
2022	150,000
2023	225,000
2024	300,000
Thereafter	750,000
Total future minimum operating lease payments	**$ 1,575,644**

Rent expense for the year ended December 2020 and 2019 was $45,161 and $8,079, respectively.

Capital Lease

The Company entered into various capital lease arrangements for financing tooling and computer equipment. The lease periods are five years. The repayments are made monthly and there is an option to purchase the assets at the end of the leases.

Future minimum lease payments under these capital leases as of December 31, 2020 were as follows:

Year	Obligation
2021	125,672
2022	114,837
2023	85,898
2024	78,594
2025	27,163
Total minimum future obligation	$ **432,164**

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 6, 2021, the date the financial statements were available to be issued.

In February and March 2021, the Company entered into convertible promissory note agreements for total proceeds of $438,700. The notes have a two-year term and bear interest at a rate of 6% per annum. In the event the Company consummates a Qualified Financing on or before the repayment date, the principal balance and all accrued and unpaid interest of the notes shall automatically convert into a number of shares of Qualified Financing Securities equal to the quotient obtained by dividing (i) the aggregate amount of the principal and accrued and unpaid interest on this Note, by (ii) the Qualified Financing Conversion Price. The Conversion Price is the lesser of: (i) the product obtained by multiplying (a) the Discount Multiplier (.80), by (b) the highest cash price per share paid by Investors purchasing Equity Securities in the Qualified Financing; or (ii) the quotient obtained by dividing (a) the Valuation Cap ($13,600,00) , by (b) the number of dilutive shares of common stock outstanding.

In February 2021, the Company started a Regulation CF offering on StartEngine for the issuance of shares of commons stock. Through the issuance date, the Company has raised gross proceeds of approximately $68,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations, and had an accumulated deficit of $3,942,375 and $2,534,028 as of December 31, 2020 and 2019, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, /Anthony Franco/, Principal Executive Officer of Comsero, Inc., hereby certify that the financial statements of Comsero, Inc. included in this Report are true and complete in all material respects.

/Anthony Franco/

Principal Executive Officer